Exhibit 21.1

Subsidiaries of

ICC Holdings, Inc.

(following the Offering)

Illinois Casualty Company	Illinois

ICC Realty, LLC	Illinois

Beverage Insurance Agency, Inc.	Illinois

Estrella Innovative Solutions, Inc.	Illinois